UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

UNDER ARMOUR, INC.
(Exact name of the registrant as specified in its charter)

Maryland	001-33202	52-1990078
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

101 Performance Drive, Baltimore, Maryland		21230
(Address of principal executive offices)		(Zip Code)

Contact person: Craig Swinehart, Tel. no.: (410) 468-2512
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1. Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended, Under Armour, Inc. (“Under Armour”) has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report. Under Armour’s Conflict Minerals Report is also available on its corporate website at:
https://about.underarmour.com/community/sustainability/transparency. The reference to Under Armour’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD nor deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02 Exhibit

Under Armour’s Conflict Minerals Report described in Item 1.01 is provided as Exhibit 1.01 to this Form SD.

Section 2. Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3. Exhibits

Item 3.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Specialized Disclosure Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UNDER ARMOUR, INC.

/s/ Shawn Curran	May 30, 2025

By: Shawn Curran	Date
Chief Supply Chain Officer